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SEC FILE NUMBER
000-50842

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
<?xml:namespace prefix = st1 ns = "urn:schemas-microsoft-com:office:smarttags" />Washington, D.C.20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	o Form 10-KSB o Form 20-F o Form 11-K þ Form 10-QSB o Form N-SAR

	For Period Ended:	September 30, 2007

o Transition Report on Form 10-K

o Transition Report on Form 20-F

o Transition Report on Form 11-K

o Transition Report on Form 10-Q

o Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Earth Biofuels, Inc.

Full Name of Registrant

Former Name if Applicable

3001 Knox Street, Suite 403.

Address of Principal Executive Office (Street and Number)

Dallas, Texas75205

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

þ	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

þ	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

o	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE

State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

     Registrant has been unable to complete its Form 10-QSB for the quarter ended September 30, 2007, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to Registrant’s management’s dedication of such management’s time to business matters. This has taken a significant amount of management’s time away from the preparation of the Form 10-QSB and delayed the preparation of the unaudited financial statements for the quarter ended September 30, 2007.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis G. McLaughlin III	214	389-9800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes þ No o

Form 10-QSB

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes o No þ

Earth Biofuels, Inc.

(Name of Registrant as Specified in Charter)

Earth Biofuels, Inc. (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 15, 2007.	Earth Biofuels, Inc.

		By:	/s/ Dennis G. McLaughlin III

Dennis G. McLaughlin III
Chief Executive Officer